February 7, 2007	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com
Via EDGAR and Federal Express

Securities and Exchange Commission
Attention: Sara D. Kalin, Branch Chief—Legal
Division of Corporation Finance
Mail Stop 3561
100 F Street
Washington, DC 20549

Re:	Spectre Gaming, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-137751
Filed on January 18, 2007

Dear Ms. Kalin:

This letter responds on behalf of the Company to the comment letter from the Commission dated January 26, 2007 with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company, which are being submitted together with Amendment No. 2 to Form SB-2 (the “Amended Registration Statement”). For your convenience, we are also sending you two clean copies of the Amended Registration Statement, and two copies marked to show our changes from the filing made on January 18, 2007.

General

1.
While we note your response to prior comment 2, given the nature and size of your transaction, this appears to be an indirect primary offering. Please revise your registration statement appropriately or advise as to how you intend to comply with our guidance regarding indirect primary offerings.

We have reduced the number of shares of common stock registered pursuant to the Amended Registration Statement to an aggregate of 4,196,275. To accomplish this, we have removed (i) all of the shares issuable upon exercise of any warrants, (ii) all of the shares issuable in satisfaction of interest payments payable with respect to the variable rate convertible debentures, and (iii) all of the “extra” shares required to be registered pursuant to contractual provisions contained in the Registration Rights Agreement entered into with purchasers of the variable rate convertible debentures. In addition, we have reduced by one-half the number of shares representing common stock issuable upon conversion of the debentures themselves. Therefore, the Amended Registration Statement now covers 4,121,275 common shares issuable upon conversion of the debentures and 75,000 outstanding common shares.

Securities and Exchange Commission
Attention: Sara D. Kalin, Branch Chief—Legal
February 7, 2007

Summary

Our Company, page 1

2.
Your revised disclosure indicates that without additional financing, your management believes that you will not have cash sufficient to continue operations through January 2007. Please update this information in your next amendment and make corresponding changes throughout the filing as necessary..

We have revised the disclosure to indicate that the Company now believes that it may not have cash sufficient to continue operations through February 2007. Please see pages 6, 10 and 25.

3.
While we note the revisions you have made in response to prior comment 9, please further revise the language here and in your business section regarding "Eight Liner/Video Poker" to remove your statement indicating that the current market has little connection to "legitimate" gaming-device manufacturers.

We have revised the registration statement to eliminate the language you have noted. Please see pages 6 and 30.

Description of Business, page 21

4.
While we note your response to prior comment 21, your updated financial statements indicate that for both the three and nine months ended September 30, 2006, five customers made up 100% of your revenues. Based on this information, it appears that even in your new line of business, you are dependent on a few major customers. Accordingly, please revise to provide the information required by Item 101(b)(6) of Regulation S-B.

In the Amended Registration Statement, we have included a new section captioned “Reliance on Significant Customers.” Please see page 32.

Selling Stockholders, page 41

5.
While we note the revisions you have made in response to prior comment 27, please further revise to ensure that you name each individual who holds voting or investment control with respect to the shares being offered by legal entities. Information regarding beneficial ownership only should be expanded accordingly.

We have revised the footnotes such that we now have disclosed natural person beneficial holders for all of the shares that are owned of record and being offered by selling shareholders that are entities. Please see pages 54-57.

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Securities and Exchange Commission
Attention: Sara D. Kalin, Branch Chief—Legal
February 7, 2007

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company expects to reiterate these acknowledgements upon its submission of an acceleration request relative to the subject filing.

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Please do not hesitate to contact me at (612) 672-8305 or William M. Mower at (612) 672-8358, with any questions concerning the responses included in this letter on behalf of the Company.

Sincerely,

/s/ Paul Chestovich

Paul D. Chestovich

PDC:ck

Enclosures

cc:	Kevin M. Greer
William M. Mower